Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

December 28, 2016

VIA EDGAR

Mr. Kluck

Mr. Hough

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Boyd Gaming Corporation
Registration Statement on Form S-4
Filed December 20, 2016
File No. 333-215200

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boyd Gaming Corporation (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-215200), to 12:00 p.m., Eastern Time, on December 30, 2016 or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Brandon Parris at our outside counsel, Morrison & Foerster LLP, at 415-268-6617.

Securities and Exchange Commission

Acceleration Request

Sincerely,

Boyd Gaming Corporation

By:	/s/ Josh Hirsberg
Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer